APOLLO GLOBAL MANAGEMENT, INC.

9 West 57th Street, 42nd Floor

New York, New York 10019

May 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Robert Arzonetti

RE:	Apollo Global Management, Inc.

Registration Statement on Form S-4

File No. 333-286493

Request for Effectiveness

Dear Mr. Arzonetti:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) filed by Apollo Global Management, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on April 11, 2025, as amended on May 12, 2025, be accelerated to May 14, 2025 at 4:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the staff of the Division of Corporate Finance of the Commission will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Christodoulos Kaoutzanis of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3445, with written confirmation sent to the address listed on the cover of the Registration Statement. Please contact Mr. Kaoutzanis with any questions regarding the foregoing.

*****

Very truly yours,

By:	/s/ Jessica Lomm
Name: Jessica Lomm
Title: Vice President and Secretary